Exhibit 99.1

21Vianet Announces Signing of Definitive Agreement to Repurchase Approximately US$260 million of Class B Ordinary Shares from Tuspark

BEIJING, March 24, 2021 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral and cloud-neutral data center services provider in China, today announced that it has entered into a share purchase agreement with Tuspark Innovation Venture Limited (“Tuspark”), pursuant to which 21Vianet will purchase from Tuspark 48,634,493 Class B ordinary shares of the Company for an aggregate purchase price of approximately US$260 million. The repurchase price will be at US$5.346 per ordinary share, or US$32.076 per American depository share (“ADS”), which is the product of (i) the daily volume weighted average price of the ADSs for the consecutive thirty (30) trading days ended on March 22, 2021, multiplied by (ii) 88%.

Mr. Josh Chen, Founder and Executive Chairman of the Company, commented, “I’d like to express our gratitude to Tus-Holdings, Mr. Jiwu Wang and the team for their entrepreneurship support, and to Tsinghua global alumni network in promoting technological innovations. Today, we are closing one chapter yet starting a new one. In this new chapter, we will be working even more closely with the cutting-edge research and development centers within Tsinghua’s network and its ecosystem to pursue our net-zero-carbon IDC strategy. Together, we will use scientific and technological innovation to build the next generation of large-scale green data centers and be one of the best corporate citizens in the industry.”

Mr.  Jiwu Wang, Chairman of Tus-Holdings, commented, “21Vianet is one of the top-tier IDC companies in China, obsessed with customers’ success and eyeing for long term play. We are grateful to partner with 21Vianet in the journey and to be rewarded from its success accordingly. I would like to extend my wholehearted appreciation to Mr. Chen and his seasoned leadership team for all of their dedication through the years to take the company to this level of success. At the conclusion of this transaction, Tus-Holdings and I will remain big supporters of 21Vianet, and we look forward to opportunities to continue to collaborate.”

Mr. Josh Chen continued, “As we commemorate our 10th anniversary as a NASDAQ-listed public company and enter into the next decade of development, we are more than confident in our strong shareholder base and the ability to access a wide variety of cost-effective capital.  This will fuel our innovation driven growth and continue our track record of enhancing value for our stakeholders.”

Upon the consummation of the transaction, the director appointed by Tuspark will resign from the board of directors of the Company and all of the remaining Class B ordinary shares held by Tuspark will be converted into the same number of Class A ordinary shares of the Company.

The Company has been informed that Tuspark has also agreed to sell and transfer additional ordinary shares to Beacon Capital Group Inc., a company affiliated with Mr. Josh Sheng Chen, at the same price.  If this additional share transfer is consummated, Tuspark will retain a small shareholding of less than 5% in the Company.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and VPN services to improve the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the SEC. All information provided in this press release is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.
Rene Jiang
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

ICR, Inc.
Xinran Rao
+1 (646) 405-4922
IR@21Vianet.com